November 20, 2012

VIA EDGAR

Mr. Michael R. Clampitt

Senior Attorney

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Renasant Corporation (the “Company”)

Form 10-K for the Period Ended December 31, 2011

Filed March 8, 2012

Form 10-Q for the Period Ended June 30, 2012

Filed August 9, 2012

File No. 1-13253

Dear Mr. Clampitt:

We are writing in response to your letter dated November 6, 2012 providing comments to the Company’s Annual Report on Form 10-K for the period ended December 31, 2011, filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2012, and the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2012, filed with the Commission on August 9, 2012.

Your comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1. Business, page 1

1. With regards to your first risk factor on page 14, and noting your loan portfolio change to focus on commercial mortgages instead of construction loans, revise here (or provide as trend information in the MD&A) to describe changes in economic conditions in the markets in which you operate during the periods presented by the financial statements. This might include, for example, changes in average income, unemployment, and commercial vacancy rates, etc.

With respect to the current economic conditions affecting the Company and the markets in which it operates, although the United States and global economies have suffered a deep recession during the last several years, overall economic conditions have begun to show signs of improvement over the last few quarters, not only globally and nationally but also in the markets in which the Company operates. Vacancy rates in commercial properties in the Company’s markets have declined each of the last four quarters, while rate concessions previously offered to induce demand for commercial loans are no longer commanded by the market. Similarly, occupancy rates in multifamily residences have increased, while unused supplies of single family housing inventory have declined. The markets in the Company’s footprint have also seen increases in average rental rates and a slight increase in median home prices over the past year, which management believes indicates that these markets are beginning to stabilize.

Mr. Michael R. Clampitt

November 20, 2012

The unemployment rate has improved compared to the last few years in each of the Company’s markets with some locations outperforming the improvement in national and relevant state unemployment averages. Furthermore, while the median household income nationally has remained relatively flat since 2009, median household income during the same period increased in Mississippi, Alabama, and Georgia with relatively no change in Tennessee. The Company is optimistic about future growth in employment in its markets due to multiple announcements of large employers relocating or expanding into these markets as well as large mixed-use projects planned for 2013.

In future filings, the Company will include similar disclosure in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section, with the actual disclosure tailored to reflect the particular facts and circumstances prevailing at the time. As a general matter, the discussion of the changes in economic conditions in the Company’s markets will address macroeconomic factors, including the overall state of the United States and global economies and any impact from legislative or regulatory changes affecting the banking and financial services industries, as well as factors specific to the Company and the particular markets in which it operates, such as employment and income trends and real estate values.

Note D – Loans and the Allowance for Loan Losses, page 80

2. In your roll forward of restructured loans on page 82, you show loans reclassified to nonperforming as decreasing the balance of restructured loans. Please explain to us what this line item represents and why the balance of restructured loans decreased due to the loan being classified as nonperforming. We note that loans that meet the definition of a troubled debt restructuring can be accruing or non-accruing and that banks generally include both accruing and non-accruing restructurings in their troubled debt restructuring disclosure.

Restructured loans are those for which concessions have been granted to the borrower due to a deterioration of the borrower’s financial condition and are performing in accordance with the new terms. If a restructured loan is not performing in accordance with its restructured terms and is either contractually 90 days past due or placed on nonaccrual status, then the Company reports such loan as a nonperforming loan.

The Company included the foregoing discussion in its Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Commission on November 9, 2012, in Note D, “Loans and the Allowance for Loan Losses,” under the heading “Restructured Loans” in the Notes to Consolidated Financial Statements of the Company in Item 1, “Financial Statements” on page 17 and in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results Of Operations,” under the heading “Risk Management—Nonperforming Assets” on page 57.

The Company also disclosed the balance of restructured loans classified as nonperforming loans for periods presented in its Quarterly Report on Form 10-Q for the period ended September 30, 2012 in Note D, “Loans and the Allowance for Loan Losses,” under the heading “Past Due and Nonaccrual Loans” in the Notes to Consolidated Financial Statements of the Company in Item 1, “Financial Statements” on page 14. The Company also will include such disclosure in subsequent future filings.

Mr. Michael R. Clampitt

November 20, 2012

Form 10-Q for the Fiscal Quarter Ended June 30, 2012

Note H – Fair Value Measurements, page 26

3. Please revise future filings to provide quantitative information about the significant unobservable inputs (e.g. estimated selling costs, etc.) used in the fair value measurement for each class of your nonrecurring measurements categorized within level 3. Refer to ASC 820-10-50-2-bbb for guidance and ASC 820-10-55-103 for example disclosure.

The Company estimates the fair value of certain financial assets on a nonrecurring basis. These assets, which include impaired loans and other real estate owned, are valued based on the appraised value of the underlying collateral less estimated selling costs.

The Company provided the quantitative disclosures about the significant unobservable inputs used in the fair value measurement for each class of nonrecurring measurements categorized within level 3 in its Quarterly Report on Form 10-Q for the period ended September 30, 2012, in Note J, “Fair Value Measurements,” in the Notes to Consolidated Financial Statements of the Company in Item 1, “Financial Statements.” The Company also will include such disclosure in subsequent future filings.

Management’s Discussion and Analysis of Financial Condition and Results Of Operations, page 36

4. Due to the significance of net interest margin on your results of operations, please revise future interim filings to include a rate/volume analysis similar to the analysis on page 12 of your December 31, 2011 Form 10-K. We note Item 303(b) of Regulation
S-K.

The Company provided a rate/volume analysis, in tabular format, for the three and nine months ended September 30, 2012 and 2011, respectively, in its Quarterly Report on Form 10-Q for the period ended September 30, 2012, in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results Of Operations,” under the heading “Net Interest Income” on page 44 and page 52. The Company also will include the requested disclosure in future interim filings.

5. We note significant discussion and analysis of your results of operations for the periods presented except for the underlying reasons for trends and changes in your credit quality. Please tell us in detail and revise future filings to provide more qualitative discussion of the trends in your credit quality and to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end.

Beginning in 2008, the Company began recording its provision for loan losses higher than historical levels to address credit deterioration resulting from the effects of the economic downturn on the ability of the Company’s borrowers to make timely payments or repay their loans at maturity, especially in connection with the construction and land development segment of the loan portfolio. This deterioration was reflected in the increase in nonperforming loans, as well as the decline in market values of underlying collateral securing loans, primarily real estate, which peaked in 2010. In addition, during these periods management worked to proactively identify potential credit deterioration in the loan portfolio through the internal loan grading system, and management increased the provision for loan losses, which resulted in an increase in the allowance for loan losses, to address any potential deterioration that was identified.

Mr. Michael R. Clampitt

November 20, 2012

Since 2010, however, the Company has experienced improvement in its credit quality measures as evidenced by lower levels of classified loans, total past due loans and nonperforming loans. The decrease in nonperforming and past due loans is attributable to a number of factors. The Company’s continued efforts to bring problem credits to resolution, primarily through the foreclosure process, has had a significant effect. In addition, the markets in which the Company operates have experienced declining inventories of single family properties, lower vacancy rates on commercial and multifamily properties, increasing levels of median household incomes and the addition of several large employers which has resulted in declining unemployment rates. As the improving economic conditions in the Company’s markets resulted in lower levels of classified loans as compared to previous periods and management simultaneously resolved problem credits, management determined that the allowance for loan losses was at a level adequate to absorb probable losses on the existing loan portfolio. Accordingly, the Company has recorded lower levels of provision for loan losses.

In future filings, the Company will include similar disclosures regarding trends and changes with respect to credit quality, with the actual disclosure tailored to reflect the particular facts and circumstances prevailing at the time.

Signature Page

6. Pursuant to the signature requirements for Form 10-K, please revise to identify the person serving in the capacity of principal accounting officer.

Kevin D. Chapman serves as the Company’s principal accounting officer. This information was inadvertently omitted from Mr. Chapman’s signature line in the Company’s Annual Report on Form 10-K for the year ended December 31, 2011. The Company will include this information when required in its future filings.

* * * * *

In connection with the Company’s responses, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Michael R. Clampitt

November 20, 2012

If you have any additional questions or require any further information, please do not hesitate to contact me at (662) 680-1200 or Kevin D. Chapman, Executive Vice President and Chief Financial Officer, at (662) 680-1450.

Sincerely,

E. Robinson McGraw

Chairman, President and

Chief Executive Officer

cc:	Stuart R. Johnson
Kevin D. Chapman
Mark A. Fullmer